UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MICROFIELD GROUP, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59536W 10 4
(CUSIP Number)

October 13, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP 59536W 10 4 No.	13G	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Vincent J. Cushing

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,703,245

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,703,245

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,703,245

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 16.8 percent

12.	Type of Reporting Person (See Instructions) IN

CUSIP 59536W 10 4 No.	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Microfield Group, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices: 1631 N.W. Thurman, Suite 200 Portland, Oregon 97209
Item 2(a)	Name of Person Filing: Vincent J. Cushing
Item 2(b)	Address of Principal Business Office or, if None, Residence: c/o Entwistle & Cappucci, LLP 333 West Wacker Drive, Suite 2070 Chicago, Illinois 60606
Item 2(c)	Citizenship: United States
Item 2(d)	Title of Class of Securities: Common Stock, no par value
Item 2(e)	CUSIP Number: 59536W 10 4
Item 3	Not applicable.
Item 4	Ownership. The following information is as of October 13, 2005:

(a)  Amount Benefically Owned:
      9,703,245 shares

(b)  Percent of Class:
      16.8 percent

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote: 9,703,245*

     (ii)  Shared power to vote or to direct the vote:   0

     (iii)  Sole power to dispose or to direct the disposition of: 9,703,245*

     (iv)  Shared power to dispose or to direct the disposition of:  0

*Includes 4,060,914 shares which may be acquired upon the exercise of stock purchase warrants with an exercise price of $2.58 per share.
---------Page 4 of 5---------
Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of five percent of the class of securities, check the following [ ].
Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------Page 5 of 5---------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 24, 2005	/s/ Vincent J. Cushing
Vincent J. Cushing

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001)